Exhibit 99.1

Kenon Announces CFO Change

Singapore, June 6, 2023. Kenon Holdings Ltd. (NYSE: KEN; TASE: KEN) (“Kenon”) announces that Mr. Mark Hasson, Chief Financial Officer (“CFO”) of Kenon, has notified Kenon of his resignation as CFO for personal reasons, effective as of September 1, 2023.

Kenon's Board of Directors has appointed Ms. Deepa Joseph to serve as interim CFO of Kenon effective from September 1, 2023.

Ms. Joseph currently serves as CFO of Ansonia Holdings Singapore B.V. (“Ansonia”), which owns approximately 60% of Kenon’s outstanding shares. Ms. Joseph is expected to remain in her role at Ansonia while acting as interim CFO of Kenon, but is expected to step down from her role at Ansonia at such time as she becomes the permanent CFO of Kenon.

Mr. Hasson will work with Ms. Joseph through a transition period to ensure a smooth transition when the management change becomes effective.

Kenon's Board of Directors would like to thank Mr. Hasson for his service to Kenon.

Caution Concerning Forward-Looking Statements
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to changes in Kenon's management and the timing of such changes and other non-historical matters. These statements are based on Kenon's management's current expectations or beliefs, and are subject to a number of risks and uncertainties, many of which are beyond Kenon's control, and which could cause actual results to differ materially from those indicated in such forward-looking statements. Such risks include the risk that the management changes do not occur as expected, and those other risks set forth under the heading "Risk Factors" in Kenon's most recent Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.